

May 10, 2011

Mr. Samuel D. Jones
 Chief Financial Officer
SUPERMEDIA INC.
2200 West Airfield Drive
P.O. Box 619810
D/FW Airport, Texas 75261

> **Re:** **SuperMedia Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 1-32939**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended December 31, 2010)

Goodwill, page 49

1.   We note that you performed your impairment test in the fourth quarter of 2010 and determined that there was no impairment of goodwill. Please provide us with a summary of your impairment testing. Describe the model you utilize, and address your significant estimates and assumptions. Indicate, in percentage terms, the approximate amount by which the fair value of the reporting unit exceeded its carrying value.

2.   Tell us whether and how you expect Accounting Standards Update No. 2010-28 to modify your testing process and/or conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief